Income Statement (Profit and Loss)

WorkBistro, Inc.
For the year ended December 31, 2021

	2021
Income	
Sales	3,369.68
Total Income	**3,369.68**
Cost of Goods Sold	
Cost of Goods Sold	3,425.05
Subcontractors	4,672.35
Total Cost of Goods Sold	**8,097.40**
Gross Profit	**(4,727.72)**
Operating Expenses	
Advertising	10,189.40
Bank Service Charges	365.33
Business License & Fees	1,251.71
Dues & Subscriptions	20,203.00
Insurance	2,894.48
Meals & Entertainment	60.00
Other Expense	2,115.15
Professional Fees	2,747.18
Reimbursable Expense	693.04
Technology Fees	526.14
Total Operating Expenses	**41,045.43**
Operating Income	**(45,773.15)**
Net Income	**(45,773.15)**

Balance Sheet

WorkBistro, Inc.
As of December 31, 2021

	DEC 31, 2021
Assets	
Current Assets	
Cash and Cash Equivalents	
WorkBistro, Inc.#001	4,424.27
Total Cash and Cash Equivalents	**4,424.27**
Total Current Assets	**4,424.27**
Fixed Assets	
Computer & Office Equipment	22,850.21
Total Fixed Assets	**22,850.21**
Total Assets	**27,274.48**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Business Platinum Card	6,847.63
Total Current Liabilities	**6,847.63**
Total Liabilities	**6,847.63**
Equity	
Current Year Earnings	(45,773.15)
Owner's Capital: Owner's Investment	66,200.00
Total Equity	**20,426.85**
Total Liabilities and Equity	**27,274.48**

Cash Summary

WorkBistro, Inc.
For the year ended December 31, 2021

	2021	YEARLY AVERAGE (YTD)	VARIANCE	
Income				
Sales	3,369.68	-	-	▬
Total Income	**3,369.68**	**-**	**-**	
Less Expenses				
Advertising	10,189.40	-	-	▬
Bank Service Charges	365.33	-	-	▬
Business License & Fees	1,251.71	-	-	▬
Cost of Goods Sold	3,425.05	-	-	▬
Dues & Subscriptions	20,203.00	-	-	▬
Insurance	2,894.48	-	-	▬
Meals & Entertainment	60.00	-	-	▬
Other Expense	2,115.15	-	-	▬
Professional Fees	2,747.18	-	-	▬
Reimbursable Expense	693.04	-	-	▬
Subcontractors	4,672.35	-	-	▬
Technology Fees	526.14	-	-	▬
Total Expenses	**49,142.83**	**-**	**-**	
Surplus (Deficit)	**(45,773.15)**	**-**	**-**	
Plus Other Cash Activity				
Fixed Assets	(22,850.21)	-	-	▬
Business Platinum Card	6,847.63	-	-	▬
Total Other Cash Activity	**(16,002.58)**	**-**	**-**	
Plus Changes in Equity				
Owner's Capital: Owner's Investment	66,200.00	-	-	▬
Total Changes in Equity	**66,200.00**	**-**	**-**	
Net Cash Flows	**4,424.27**	**-**	**-**	

Summary

	2021	YEARLY AVERAGE (YTD)	VARIANCE
Opening Balance	-	-	-
Plus Net Cash Flows	4,424.27	-	-
Closing Balance	4,424.27	-	-
Net change in cash for period	**4,424.27**	**-**	**-**